SunState Laboratories

Cleaning Tablets— Save Money, Plastic, and the Earth

(t) (f) **DAZZCLEANER.COM** BROOMFIELD COLORADO



 *As an avid scuba diver, hiker, and all around outdoor enthusiast, I am concerned that we are choking our planet on plastic waste. With a 30+ year background in cleaning chemicals, I saw an opportunity to make an impact in an industry that has done little to minimize the it's contribution to the worlds plastic waste problem.*

David Shahan Founder / CEO @ SunState Laboratories

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Why you may want to support us...

1. Disruptive new consumer brand that is changing the household cleaner industry.

2. Strong team of seasoned professionals driven to build a successful, non-concessionary impact company.

3. We believe we have a clear exit strategy in 3-5 years

4. Support a creative new eco-brand that has a direct and measurable environmental impact.

5. Proof of Concept - sold 12,000 units in <11 minutes on the Home Shopping Network (U.S. home shopping channel).

6. Award-winning products. Received the Global Innovation Award from the IHH Assoc, and an Addy award for our brand and packaging.

7. Our Founder has 30+ years of industry experience.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **David Shahan**
Founder / CEO
30 year veteran in cleaning chemical industries (Jan/San and dry cleaning). Experienced executive with proven track record. Award winning product developer (Global Innovation Award). Record setting pitch-man for debut show on Home Shopping Network.
(in)

 **Randall Hartman**
Digital Marketing Manager - Fractional
Randall is talented web strategist and digital marketing manager. He's worked with prestigious accounts spanning multiple industries including, RE/MAX, Boppy, GolfTec, Frontier Airlines, Graebel Van Lines, Arista Networks. and many others.





Curtis Elliot
Brand & Design Manager - Fractional
Curtis is the creative lead behind all design elements of the DAZZ brand, retail packaging, web site, and marketing collateral. His work with DAZZ earned him an Addy award in retail packaging.




Gillian Christie
PR & Social Media - Fractional
Gillian has been helping ethical companies grow for more than 30 years. She provides fresh, experienced and dynamic insight and strategies to build companies into Iconic Brands based in value, meaning, and ethics.




Jan Grywczynski
CPG Advisor



David Shahan


Why people love us

"SunState Labs is one of those rare businesses that not only is a great investment opportunity, but has a positive impact on the environment. Having known David Shahan for over a year now, I've found him to be a smart, resourceful, and driven entrepreneur who knows how to get things done."

David Raymes
Lead Investor @ Sunstate Laboratories | Rockies Venture Club

"In the Boardroom, our specialty is finding startups that are ready to explode. One of the biggest things we look for is when demand exceeds capacity, that's when we know we have found something special. Dazz sold out of 12,000 units in 11 minutes on HSN. We truly believe there is a nine-figure acquisition in this company's future."
Chris Graebe
Investor @ Sunstate Laboratories

"We split the cleaning duties in our house and I get the 2 bathrooms. Today I used DAZZ Bathroom cleaner for the first time – excellent product. Gone is the soap scum, gone is the nasty lingering chemical smell, I am a very fussy house-husband. I am convinced – great product!"
Lawrence Sanek
Customer, Tampa, FL

"I just recently tried DAZZ for the first time... I LOVE it! Not only is it less expensive than my usual brand, but it also out-performed it as well. It just proves that you don't need all those smelly, harsh chemicals to get the job done right. Plus, no more throwing out spray bottles. What an environmentally responsible product."
Mary Elizabeth Alexander
Customer, Oak Ridge, TN

See more on Buzz

Some of our investors



David Raymes
Lead Investor - Rockies Venture Club Member




Chris Graebe
Funding Partner - Startup Camp

Ryan Cadigan
Funding Partner - Startup Camp


SEE MORE

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Downloads

📄 Wefunder pitch deck.pdf
📄 DAZZ on HSN - Show 1 - Jan 4 2016.mp4

The Story of SunState Laboratories

Frustrated by the plastic waste generated by my industry, in 2012, I had a dream to disrupt the household cleaner industry. I set out to create an alternative to traditional, ready-to-use spray cleaners. I wanted to create a product that would allow consumers to easily make their own cleaners at home using plain water and the same bottle over-and-over again. In researching this opportunity, I also noticed a very interesting dilemma; the same plastic bottles causing the trash issue, were also keeping sales of household cleaners relegated to brick-and-mortar retail. Their heavy weight and issues with leaking made direct-to-consumer sales challenging.

This new innovation can solve two problems

1. Limited Sales Channels. The household cleaner industry has lagged behind other industries in it's online / direct-to-consumer growth. With nothing to leak and being small and light weight, DAZZ will open up this market segment.



2. Plastic Waste. DAZZ ends the use-and-discard cycle that has defined the household cleaner industry since 1947.



First, I had to perfect the formula.

Working on the weekends and evenings from the laundry room in our house, I spent almost 9 months formulating, testing, and perfecting our three core product. Using mineral and plant based ingredients, my goal was to create cleaners that were not only safe, but also cleaned well. My final products were independently tested at the TURI Lab at the University of Mass and found to outperform the leading brands in each of our categories.



The neighbors must have thought I was cooking Meth.

Next, I had to figure out how to manufacture it.

After failed attempts at finding a suitable contract manufacturer, I decided to do it on my own. First, I went back to school... tableting school (yes, that's a thing). I enrolled in the Tablet Pro certification course at Techceuticals. Next, I leased a small, ugly yellow building where I built my dry room and begun the process of figuring out how to get my formulas into tablet form.



Ugly on the outside · functional on the inside

And finally, after months of trial and error, DAZZ was born!

The trick was to get my formulas into a powdered form, that could be pressed into tablets, that would disintegrate fully and quickly in water to form a solution that performed well and smelled terrific. This all had to be done in a carefully controlled dry room at 6% humidity or less, in the middle of hot, humid Florida. Unable to afford the proper dry room equipment, I had to engineer and build my own air processing systems.



Redneck Engineering or Resourceful Genius... maybe a little of both



Finally...SUCCESS

Now to perfect the Brand and Packaging

With the help of award winning graphic designer Curtis Elliott, the DAZZ logo and brand came to life. With our bright, fresh design, we were awarded an ADDY (American Advertising Federation) for creative excellence in brand/packaging design.



Now we're ready for some customers.

After months of persistent persuasion (I bugged them to death), the Home Shopping Network (HSN) agreed to give us a shot. On our debut show, we sold 12,000 units in under eleven minutes. Setting an HSN record for new products on their American Dreams show. Proof of concept... in the bag!





We were all shocked when the producer threw up the Sold Out sign

Educating consumers

One of the more challenging parts of bringing this new, disruptive product to market is educating consumers on this new way to clean. Our White Board animation video has helped spread this message.



Move to CO and grow, grow, grow!

On January 1st, 2020, we moved into our new office, production, and warehouse facility in beautiful Broomfield CO.



Invest at the $25k tier and we'll go hiking in those mountains

Our modest digital campaign launched in May 2019 has added hundreds of new customers.



Amazing what a small $25-$50/day ad budget can generate

Time to raise money and build a global brand

With a strong team of seasoned professionals focused on the future, SunState Labs is

poised to make DAZZ a household name in 2020 and an international brand over the next 3-5 years. Here are our plans for investing these funds:



Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

We develop sustainable cleaning products in effervescent tablet form. Now consumers can make their own cleaner at home using plain tap water and the same bottle over-and-over again. DAZZ ends the use-and-discard cycle associated with traditional ready to use cleaners, and by eliminating the bottle & water, DAZZ has created a cleaning product that can easily be mailed; opening up a world of opportunity for direct to consumer / eCommerce sales.

Where will your company be in 5 years? ⌄

We hope DAZZ will be purchased by an international Consumer Packaged Goods (CPG) company that can scale DAZZ to become a global brand and a global solution to plastic waste. We're on-track with this goal as we have already begun distribution in South Africa and Singapore. We are currently in discussions with distributors from 16 additional foreign markets, eager to bring DAZZ to their countries. Additionally, we have interest from home shopping channels in Japan, Germany, and the UK.

Why did you choose this idea? ⌄

As an avid scuba diver, hiker, and all around outdoor enthusiast, I am concerned that we are choking our planet on plastic waste. With a 30+ year background in cleaning chemicals, I saw an opportunity to make an impact in an industry that has done little to minimize the it's contribution to the worlds plastic waste problem.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

First, In 2018, China closed its borders to our plastic waste, making it now one of our greatest and most publicized environmental issues. American consumers are now facing the problem and seeking alternatives for single-use plastics.
Secondly, our eCommerce society is growing. Brick-and-mortar sales continue to drop, while online sales climb. With their heavyweight and issues with leaking, full bottles of cleaners don't ship well. With DAZZ, there's nothing to leak, is super light, and easy to mail. It was done a few years ago. DAZZ launched on the Home Shopping Network in 2016 on a record-breaking sell-out show. However, with minimal attention put on plastic waste at that time, DAZZ's primary selling feature was its terrific value.

How far along are you? What's your biggest obstacle? ⌄

We've been in the market now for 4 years. We've won a Global Innovation for our products. We've received independent testing validation from the TURI Lab at the University of Mass confirming DAZZ outperforms the leading brands. And we've had sell-out shows on HSN. Our biggest obstacle is consumer education and awareness. Simply put, most consumers still purchase their cleaners in grocery, big box, and other brick-and-mortar stores; they simply don't know there is a better alternative. We need funding to launch a robust PR, Social Media, and paid advertising campaign to draw attention to this great new product.

Who competes with you? What do you understand that they don't? ⌄

In the past few years, we've seen other "concentrated" cleaners come on the market. Products like Trumans, JAWS, and Replenish use a proprietary bottle and liquid cartridge system to deliver the concentrated cleaner. These tend to be overly complicated, expensive, and require a special bottle. Blueland is our closest competitor offering a similar tablet product. They have chosen to go after a very small and exclusive consumer segment who are willing to pay ~3x more for an attractive bottle. This pricing strategy may prove more profitable in the short run, but will limit their market size and ability to scale. We have created a consumer friendly product that works well, can be used with any bottle, and is priced to reach the largest market.

How will you make money? ⌄

We've adopted an aggressive omni-channel sales approach. Initially, our primary focus will be to continue selling through Direct-to-Consumer channels like eCommerce (through multiple online retailers), TV shopping channels, catalog, and Direct Response TV advertising. We will also continue to build our B2B channel (maid services & hospitality accounts). Next, we'll expand our international distribution. We're already working with 6 foreign markets and adding new ones each month. And finally, with our Spring 2020 launch in 130 Camping World stores, we will begin a robust brick-and-mortar campaign in mid-2020. DAZZ Refill Packs retail from 4.99 - 6.99 and Starter Kits from 5.99 - 7.99. The household cleaner market is a $29 billion industry.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Consumer adoption is the greatest risk for a product like DAZZ. We are asking customers to give up the convenience they've been accustomed to for generations. Now, instead of simply grabbing a bottle of cleaner off the store shelf and getting to work, consumers will have to refill their own bottles and add DAZZ tablets. Our offer of a better value and feeling good about doing what's right for the planet may or may not be enough.
Another risk is competition. A larger player in the CPG market could jump on the bandwagon and flood the market with advertising and PR. Our goal is to build enough traction and market share to become attractive as an acquisition.

What sets DAZZ and SunState Labs apart from the competition. ⌄

First, we are the manufacturer. Most of the competitors coming on the scene are contracting out the manufacturing. We have control over our quality, we can bring new

products to market quicker, and we have better margins and can extend pricing at a level to encourage consumer adoption. Secondly, we have a first to market advantage over the newcomers. Thirdly, our proprietary formulations are proven to outperform the traditional leading brands (Clorox, Windex, and Formula 409).